280 Park Avenue
New York, NY 10017-1216

Joseph W. Schmidt Vice President General Counsel and Secretary	Phone: (212) 849-4512 Fax: (212) 953-4326 Email: jws@dovercorp.com
January 15, 2008
Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Re: Dover Corporation
Definitive 14A
Filed March 6, 2007
File No. 001-04018
Dear Mr. Hindin:
This is in response to your follow-up letter dated December 5, 2007 (the “December Comment Letter”) regarding Dover Corporation’s executive compensation disclosure in its definitive proxy statement dated March 6, 2007.
We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included the comments in bold and inserted our response after each comment.
Annual Bonus, page 16
1. We note your response to our prior comment 4. With respect to your discussion of the bonus incentive plan, it is unclear why disclosure of “pre-established annual performance goals,” such as Dover’s net income, earnings per share and return on equity or a subsidiary’s operating earnings and return on investment, would give competitors insight as to Dover’s plans and expectations and assist such competitors to counter Dover’s efforts. Similarly, how would such information in the hands of customers and suppliers enable

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 15, 2007
them to calculate relevant cost and pricing figures or negotiate more favorable prices? Please provide a detailed response supporting such conclusions. We may have further comment.
Response: Dover has been reconsidering its position on the potential for competitive harm arising from the disclosure of “pre-established annual performance goals” under its bonus incentive plan. We continue to believe that such disclosure would create a significant risk of competitive harm.
Dover, its segments and its operating companies operate in highly competitive areas. All competitors, including Dover companies, are looking for a competitive edge — something that might indicate where a competitor is planning an offensive or where a competitor appears to be vulnerable to attack. This helps companies decide where to focus their efforts or resources such as R&D or marketing. For example, if disclosed performance targets indicate that operating earnings are expected to increase in a segment while that segment’s return on investment is expected to decrease, a competitor might conclude that the segment contemplates making significant capital investment and plan its counter-strategy accordingly. This is the type of confidential, proprietary information which employees by law are required to keep confidential, and which is covered by confidentiality agreements obtained from some employees and outside consultants who might be given access to it. The performance targets used by Dover in its bonus incentive plan are actual numbers from its annual plan. These targets are the result of an extensive internal planning process. Dover has always kept these proprietary numbers confidential and has never disclosed them to outsiders.
A competitor could also make more general use of such target information. Companies are always endeavoring to forecast the likely level of activity in their markets. Targets for compensation are established to aim for the mid-range of expectations or the likely outcome. Revealing these targets thus reveals confidential, internal planning. At the least, these assist competitors with their planning.
The same reality applies to the relationship with suppliers and customers. In the business-to-business world, price negotiations are continual and intense. If your suppliers or customers obtain proprietary information which indicates that you are achieving high earnings or returns on investment, they will use that in negotiations to try to obtain more favorable terms from you. This is not true in all businesses or industries. For example, this may have no applicability to products sold to consumers. Consumers generally consider only whether they want a product and whether they are willing to pay the set price for it. Whether the seller is making a good profit on the sale is usually not a consideration. In fact, it may be the opposite — the consumer may be well aware that the manufacturer is having a huge success with a product which causes the consumer to be even more desirous of acquiring a “hot” product. This has no applicability to Dover’s business-to-business marketplace.

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 15, 2007
In addition, it may be easier for some companies to disclose performance targets such as earnings per share because they already provide the same information to the investing community as “guidance”. Dover does not provide guidance to analysts and understands it is considered a governance best practice not to provide such guidance.
For all these reasons, we continue to believe that the requested disclosure would create a significant risk of competitive harm. However, after further consideration, management feels that these competitively harmful effects of disclosure are mitigated when disclosure occurs after completion of the year to which they relate. Therefore, in deference to the Staff’s position, Dover is willing to include such disclosure in future proxy statements.
2. With respect to your discussion of the cash performance plan, you have not provided an explanation for why disclosure of the “specified financial performance criteria” would result in competitive harm. Your statement regarding the complex and lengthy nature of the matrix is an insufficient basis for not disclosing such information. In addition, we believe that a discussion of the payout limits noted in your response letter as well as clearly illustrated examples of how specific multipliers are determined based on assumed values of the various parameters for each of the named executive officers would provide meaningful disclosure. Please either provide us with a detailed explanation for your conclusion that disclosure of the financial performance criteria would result in competitive harm or disclose such information in future filings.
Response: With respect to our cash performance plan (CPP), we have not excluded “specified financial performance criteria” claiming that it would result in competitive harm. We have no concern about competitive harm from disclosure of any aspect of this plan. Rather, the point is that there is no discrete quantitative “specified financial performance criteria” set forth in advance for any particular individual under the CPP.
It is important to understand that this plan is not like many cash incentive plans used by companies (including our incentive bonus plan discussed above). Such other plans involve the annual setting of “specified financial performance criteria” at the outset of each year. These criteria are variable and can be substantially different from year to year. In our CPP, the financial performance criteria were fixed in a matrix some years ago based on the advice of an outside compensation consultant. One axis in the matrix starts at 10% (ROI) and the other starts at 0% (earnings growth) and they both extend out to performance levels that are unlikely to be achieved. The full range of the matrix applies to all participants for all three-year periods. The payout, if any, for a particular participant depends not on whether the participant satisfies a specific performance criteria but rather on where the two axes of the matrix intersect based on the three-year average financial performance of that participant’s measuring unit.

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 15, 2007
We continue to believe that including the entire matrix will not provide meaningful disclosure beyond the verbal and numerical description we have provided in the past and will expand in future proxy statements as indicated in our prior letter and below. The horizontal and vertical axes of the matrix theoretically run indefinitely to cover all possible outcomes of unit performance (again, it is the limits on payouts discussed in our prior response letter that place realistic boundaries on plan payouts). In the truncated version of the matrix used in the computer program for this plan, the horizontal axis (three year average return on investment) runs from 10% to 510%, and the vertical axis (three year average real earnings growth) runs from 0% to 200%. When printed out, this covers more than 100 pages. Although we could reduce this to several pages by including only selected numbers from the matrix, we believe that pages of numbers will not provide meaningful disclosure beyond a clear verbal and numerical description and could detract from the flow and readability of the CD&A.
We have described this plan in the proxy statement. In future proxy statements, we will include a discussion of the payout limits noted in our prior response letter as well as clearly illustrated examples of how specific multipliers are determined for each participant based on assumed values of the two parameters. We will also provide a more detailed verbal and numerical description of the plan and the matrix and examples of how the named executive officers have fared under the plan in recent years.
3. To the extent your response to the preceding comment constitutes a sufficient basis for keeping such information confidential, please provide in future disclosure a more detailed discussion of how difficult it would be for the named executive officers or how likely it would be for Dover to achieve the undisclosed target levels. The current disclosure you refer to in paragraph (b) of your response to our prior comment 4 lacks sufficient detail. Consider providing future disclosure that addresses the relationship between historical and future achievement and the extent to which the compensation committee set the incentive parameters based upon a probability that Dover and the named executive officers would achieve the performance objectives.
Response: This comment is difficult to respond to because it mixes references to the CPP and the bonus incentive plan, which are two very different plans. It will be clearer if we respond separately to the first and second parts of the comment and address each of the plans.
First part of Comment: To the extent your response to the preceding comment constitutes a sufficient basis for keeping such information confidential, please provide in future disclosure a more detailed discussion of how difficult it would be for the named executive officers or how likely it would be for Dover to achieve the undisclosed target levels.

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 15, 2007
First part response: The “preceding comment” you refer to (your number 2) discussed only the cash performance plan. In this plan, there will be no undisclosed target levels. In the plan’s matrix, the data points for return on investment run from 10% to 510% and the data points for earnings growth run from 0% to 200%. This concept was described in the 2007 proxy statement. We will explain it in greater numerical detail in future proxy statements. In future proxy statements we will also provide a more detailed description of the plan, the matrix and the payout limits noted in our prior response letter as well as clearly illustrated examples of how specific multipliers are determined for each participant based on assumed values of the two parameters. We will also include examples of how the named executive officers have fared under the plan in recent years. Because the data points used to determine payout are a wide range rather than specific, distinct numbers, the concept of how difficult it is to achieve a particular “target” number is not applicable. Some data points on the continuum, starting at a low level and continuing theoretically to infinity, will usually be achieved (unless ROI is less than 10% or earnings growth is negative). The relevant information is where along this wide range is performance likely to fall. This can best be illustrated by stating the payouts that were achieved in prior years. In future proxy statements, we will provide information of this sort. We are considering something such as the following: “Each of the five NEOs had an opportunity for a payout in each of the past 3 years, or a total of 15 opportunities. Of those 15 opportunities, in ___cases the payout was zero, the largest payout was $2 million (the maximum under the plan), the median payout was $___, and the average payout was $___.”
With respect to the bonus incentive plan, as mentioned above, we are willing to include in future proxy statements the specific performance targets which led to the compensation reported.
Second part of Comment: The current disclosure you refer to in paragraph (b) of your response to our prior comment 4 lacks sufficient detail. Consider providing future disclosure that addresses the relationship between historical and future achievement and the extent to which the compensation committee set the incentive parameters based upon a probability that Dover and the named executive officers would achieve the performance objectives.
Second part response: Paragraph (b) of our response to the Staff’s prior comment 4 discusses the bonus incentive plan. We have noted above that we will provide quantitative disclosure of the “pre-established annual performance goals”. In addition, in future proxy statements, we plan to address the extent to which the compensation committee set the incentive parameters based upon a probability that the performance objectives would be achieved and will consider providing disclosure that addresses the relationship between historical and future achievement.

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 15, 2007
We hope that this responds satisfactorily to the Staff’s concerns. We believe that the CD&A in Dover’s 2008 proxy statement, which will reflect all the additions and modifications we committed to in our earlier response letter and in this response letter, will provide full and understandable disclosure of the operation of Dover’s compensation plans, and we are committed to making that happen.
Please direct any questions or comments to the undersigned.

Yours Truly,
/s/ Joseph W. Schmidt